UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Freeline Therapeutics Holdings plc

(Name of Issuer)

American Depositary Shares and Ordinary Shares, nominal value £0.00001 per share

(Title of Class of Securities)

G3664N 103

(CUSIP Number)

Alasdair Moodie, General Counsel

Syncona Investment Management Limited

2nd Floor, 8 Bloomsbury Street

London WC1B 3SR, United Kingdom

020 3981 8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. G3664N 103	13D	Page 1 of 12

1	NAMES OF REPORTING PERSON Syncona Portfolio Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 65,872,764 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 65,872,764 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,872,764 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (2)
14	TYPE OF REPORTING PERSON CO

(1)

Consists of (i) 15,864,527 ordinary shares and 1,466,507 American Depositary Shares (“ADSs”) (which represent 21,997,605 ordinary shares) held by Syncona Portfolio Limited and (ii) 28,010,632 ordinary shares held beneficially by Bidco 1354 Limited. Each ADS represents 15 ordinary shares, nominal value £0.00001 per share, of the Issuer. The ordinary shares (including those represented by the ADSs) are collectively referred to as the “Ordinary Shares”.

(2)

The percentages used in this Amendment No. 3 to Schedule 13D are calculated based on 65,872,764 Ordinary Shares outstanding as of February 20, 2024, following the consummation of the Acquisition (as defined in Item 4 below).

SCHEDULE 13D

CUSIP NO. G3664N 103	13D	Page 2 of 12

1	NAMES OF REPORTING PERSON Syncona Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 65,872,764 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 65,872,764 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,872,764 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (2)
14	TYPE OF REPORTING PERSON CO

(1)

Consists of (i) 15,864,527 ordinary shares and 1,466,507 American Depositary Shares (“ADSs”) (which represent 21,997,605 ordinary shares) held by Syncona Portfolio Limited and (ii) 28,010,632 ordinary shares held beneficially by Bidco 1354 Limited. Each ADS represents 15 ordinary shares, nominal value £0.00001 per share, of the Issuer. The ordinary shares (including those represented by the ADSs) are collectively referred to as the “Ordinary Shares”.

(2)

The percentages used in this Amendment No. 3 to Schedule 13D are calculated based on 65,872,764 Ordinary Shares outstanding as of February 20, 2024, following the consummation of the Acquisition (as defined in Item 4 below).

SCHEDULE 13D

CUSIP NO. G3664N 103	13D	Page 3 of 12

1	NAMES OF REPORTING PERSON Syncona Investment Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 65,872,764 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 65,872,764 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,872,764 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (2)
14	TYPE OF REPORTING PERSON CO

(1)

Consists of (i) 15,864,527 ordinary shares and 1,466,507 American Depositary Shares (“ADSs”) (which represent 21,997,605 ordinary shares) held by Syncona Portfolio Limited and (ii) 28,010,632 ordinary shares held beneficially by Bidco 1354 Limited. Each ADS represents 15 ordinary shares, nominal value £0.00001 per share, of the Issuer. The ordinary shares (including those represented by the ADSs) are collectively referred to as the “Ordinary Shares”.

(2)

The percentages used in this Amendment No. 3 to Schedule 13D are calculated based on 65,872,764 Ordinary Shares outstanding as of February 20, 2024, following the consummation of the Acquisition (as defined in Item 4 below).

SCHEDULE 13D

CUSIP NO. G3664N 103	13D	Page 4 of 12

1	NAMES OF REPORTING PERSON Syncona Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 65,872,764 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 65,872,764 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,872,764 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (2)
14	TYPE OF REPORTING PERSON CO

(1)

Consists of (i) 15,864,527 ordinary shares and 1,466,507 American Depositary Shares (“ADSs”) (which represent 21,997,605 ordinary shares) held by Syncona Portfolio Limited and (ii) 28,010,632 ordinary shares held beneficially by Bidco 1354 Limited. Each ADS represents 15 ordinary shares, nominal value £0.00001 per share, of the Issuer. The ordinary shares (including those represented by the ADSs) are collectively referred to as the “Ordinary Shares”.

(2)

The percentages used in this Amendment No. 3 to Schedule 13D are calculated based on 65,872,764 Ordinary Shares outstanding as of February 20, 2024, following the consummation of the Acquisition (as defined in Item 4 below).

SCHEDULE 13D

CUSIP NO. G3664N 103	13D	Page 5 of 12

1	NAMES OF REPORTING PERSON Bidco 1354 Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2€ ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,010,632 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 28,010,632 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,010,632 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.5% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Consists of 28,010,632 ordinary shares, nominal value £0.00001 per share (the “Ordinary Shares”), held beneficially by Bidco 1354 Limited.
(2)

The percentages used in this Amendment No. 3 to Schedule 13D are calculated based on 65,872,764 Ordinary Shares outstanding as of February 20, 2024, following the consummation of the Acquisition (as defined in Item 4 below).

SCHEDULE 13D

CUSIP NO. G3664N 103	13D	Page 6 of 12

1	NAMES OF REPORTING PERSON Roel Bulthuis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 65,872,764 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 65,872,764 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,872,764 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 15,864,527 ordinary shares and 1,466,507 American Depositary Shares (“ADSs”) (which represent 21,997,605 ordinary shares) held by Syncona Portfolio Limited and (ii) 28,010,632 ordinary shares held beneficially by Bidco 1354 Limited. Each ADS represents 15 ordinary shares, nominal value £0.00001 per share, of the Issuer. The ordinary shares (including those represented by the ADSs) are collectively referred to as the “Ordinary Shares”.

(2)

The percentages used in this Amendment No. 3 to Schedule 13D are calculated based on 65,872,764 Ordinary Shares outstanding as of February 20, 2024, following the consummation of the Acquisition (as defined in Item 4 below).

SCHEDULE 13D

CUSIP NO. G3664N 103	13D	Page 7 of 12

1	NAMES OF REPORTING PERSON Christopher Hollowood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 65,872,764 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 65,872,764 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,872,764 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 15,864,527 ordinary shares and 1,466,507 American Depositary Shares (“ADSs”) (which represent 21,997,605 ordinary shares) held by Syncona Portfolio Limited and (ii) 28,010,632 ordinary shares held beneficially by Bidco 1354 Limited. Each ADS represents 15 ordinary shares, nominal value £0.00001 per share, of the Issuer. The ordinary shares (including those represented by the ADSs) are collectively referred to as the “Ordinary Shares”.

(2)

The percentages used in this Amendment No. 3 to Schedule 13D are calculated based on 65,872,764 Ordinary Shares outstanding as of February 20, 2024, following the consummation of the Acquisition (as defined in Item 4 below).

SCHEDULE 13D

CUSIP NO. G3664N 103	13D	Page 8 of 12

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on March 25, 2022, as amended by Amendment No. 1 filed with the SEC on October 18, 2023 and Amendment No. 2 filed with the SEC on November 24, 2023 (the “Schedule 13D”) and is being filed by Syncona Portfolio Limited (“Syncona”), Syncona Holdings Limited, Syncona Limited, Syncona Investment Management Limited, Bidco 1354 Limited (“Bidco”), Roel Bulthuis and Christopher Hollowood (collectively, the “Reporting Persons”) with respect to the share capital of Freeline Therapeutics Holdings plc (the “Issuer”). This Amendment No. 3 also reflects the addition of Bidco, a wholly owned subsidiary of Syncona, as a new Reporting Person.

Information and defined terms reported in the Schedule 13D remain in effect except to the extent they are amended or superseded by information or defined terms contained in this Amendment No. 3.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

(a) Bidco is a wholly owned subsidiary of Syncona.

(b) The address of Bidco is 2nd Floor, 8 Bloomsbury Street, London WC1B 3SR, United Kingdom.

(c) Bidco was formed for the sole purpose of facilitating the Acquisition (as defined below) pursuant to the Implementation Agreement (as defined below). Bidco has not engaged, and does not expect to engage, in any business other than in connection with the Acquisition.

(d)-(e) During the last five years, Bidco has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Bidco is organized under the laws of England and Wales.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

As previously disclosed, on November 22, 2023, the Issuer entered into an Implementation Agreement (the “Implementation Agreement”) with Bidco, pursuant to which Bidco agreed to acquire the entire issued and to be issued share capital of the Issuer (the “Issuer Shares”) for $6.50 in cash per American Depositary Share (the “ADS”) (the “Consideration”), excluding any treasury shares, any Issuer Shares held by Bidco or its affiliates, and certain pre-initial public offering equity awards forfeited upon the termination of the holder’s employment (collectively, the “Excluded Shares”). Under the terms of the Implementation Agreement, the acquisition (the “Acquisition”) would be implemented by means of a scheme of arrangement under Part 26 of the UK Companies Act 2006 (the “Scheme”).

On February 12, 2024, at a meeting of the Issuer’s shareholders (the “Scheme Shareholders”) convened by the High Court of Justice of England and Wales (the “Court”), the Scheme Shareholders voted in favor of the resolution to approve the Scheme. At a general meeting of the Issuer’s shareholders, the Issuer’s shareholders voted in favor of the resolution to approve the implementation of the Scheme, including amending the articles of association of the Issuer in connection with the Scheme and giving the Issuer’s directors authority to take all necessary action to carry the Scheme into effect. Later on that same date, the Issuer and Syncona Limited issued a joint press release announcing such approvals by the shareholders, a copy of which is attached as Exhibit 99.7 hereto.

SCHEDULE 13D

CUSIP NO. G3664N 103	13D	Page 9 of 12

On February 19, 2024, the Court issued a court order sanctioning the Scheme (the “Court Order”). On February 20, 2024, the Court Order (together with a copy of the Scheme Circular) has been delivered to the Registrar of Companies in England and Wales, upon which the Scheme has become effective in accordance with its terms (the “Effective Date”). Later on that same date, the Issuer and Syncona Limited issued a joint press release announcing that the Scheme became effective, a copy of which is attached as Exhibit 99.8 hereto.

In accordance with the terms of the Scheme, all of the issued and outstanding Issuer Shares that are not the Excluded Shares (the “Scheme Shares”) will be transferred to Bidco (and/or its nominees), in consideration for which each holder of Scheme Shares whose name appears in the register of members of the Issuer on February 19, 2024 at 6:00 p.m. (GMT) (the “Scheme Record Time”) will receive $0.433333 in cash per Scheme Share (equivalent to $6.50 in cash per ADS) held by such holder at the Scheme Record Time.

In addition, following the sanction of the Scheme by the Court, (i) awards granted under the Freeline Equity Incentive Plan, Freeline Equity Inducement Plan and Freeline Share Option Plan were, in accordance with the rules of the applicable Issuer’s share plans (from time to time), cancelled in consideration for a cash payment (payable by the Issuer in the next practicable payroll following the Effective Date) equal in value to the Consideration that the relevant holder would have received in respect of the Acquisition had their awards fully vested and been settled in ordinary shares of the Issuer and subsequently transferred to Bidco in accordance with the Scheme (net of any option exercise price and applicable income tax and social security contributions for which any Issuer and its subsidiaries is required to withhold and account for to the relevant tax authority), and any such award which, immediately before the hearing of the Court to sanction the Scheme had an exercise price which exceeded or was equal to the Consideration payable under the Scheme (being $0.433333 per Scheme Share, equivalent to $6.50 in cash per ADS), was cancelled by the Issuer for nil consideration; (iii) the ordinary shares of the Issuer held under the terms of the Freeline Therapeutics Holdings plc 2020 Employee Share Purchase Plan were subject to the Scheme on the same terms as all other Scheme Shares; and (iv) all employee shares, whether or not they remained subject to the vesting arrangements pursuant to the IPO Vesting Agreement dated August 11, 2020, immediately prior to the sanction of the Scheme by the Court, were deemed fully vested upon the sanction of the Scheme by the Court and were subject to the Scheme on the same terms as all other Scheme Shares.

In connection with the Scheme becoming effective, Julia Gregory, Martin Andrews, Jeffrey Chodakewitz, Colin Love and Paul Schneider have each tendered their resignations and stepped down from the Issuer’s board of directors with effect from the Effective Date.

As a result of the Scheme, the ADSs ceased to trade on the Nasdaq Capital Market (“Nasdaq”) prior to market open of trading on February 20, 2024, and the Issuer became a private company beneficially owned by the Syncona group. On February 20, 2024, Nasdaq filed an application on Form 25 with the SEC to withdraw registration of the ADSs under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. In addition, the Issuer intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The Issuer’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of Form 15 and will terminate once the deregistration becomes effective.

The foregoing description of the Implementation Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Implementation Agreement, which was attached as Exhibit 99.1 to the Report of Foreign Private Issuer to Form 6-K filed by the Issuer with the SEC on November 22, 2023.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 3 is hereby incorporated by reference into this Item 5.

See Items 11 and 13 of the cover pages to this Amendment No. 3 for the aggregate number and percentage of ordinary shares and ADSs that are beneficially owned by each Reporting Person as of the date hereof. See Items 7 through 10 of the cover pages to this Amendment No. 3 for the number of ordinary shares and ADSs that are beneficially owned by each Reporting Person as of the date hereof as to whether there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

SCHEDULE 13D

CUSIP NO. G3664N 103	13D	Page 10 of 12

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 3 is hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.7	Joint Press Release issued by the Issuer and Syncona Limited, dated February 12, 2024 (Incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed by the Issuer on February 12, 2024 (File No. 001-39431)).

Exhibit 99.8	Joint Press Release issued by the Issuer and Syncona Limited, dated February 20, 2024 (Incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed by the Issuer on February 20, 2024 (File No. 001-39431)).

Exhibit 99.9	Joint Filing Statement, dated February 22, 2024.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2024

SYNCONA PORTFOLIO LIMITED

By:	/s/ Robert Hutchinson
Name:	Robert Hutchinson
Title:	Director

SYNCONA HOLDINGS LIMITED

By:	/s/ Robert Hutchinson
Name:	Robert Hutchinson
Title:	Director

SYNCONA INVESTMENT MANAGEMENT LIMITED

By:	/s/ Christopher Hollowood
Name:	Christopher Hollowood
Title:	CEO

SYNCONA LIMITED

By:	/s/ Robert Hutchinson
Name:	Robert Hutchinson
Title:	Director

BIDCO 1354 LIMITED

By:	/s/ Alex Hamilton
Name:	Alex Hamilton
Title:	Director

/s/ Roel Bulthuis
Roel Bulthuis

/s/ Christopher Hollowood
Christopher Hollowood